SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 7)

                    Under the Securities Exchange Act of 1934



                               Capital Trust, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    14052H100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Michael L. Zuppone, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 318-6906
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 January 7, 2001
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 2 of 17 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Veqtor Finance Company, L.L.C.

--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) |_|
2                                                                        (B) |_|

--------------------------------------------------------------------------------
       SEC USE ONLY
3

--------------------------------------------------------------------------------
       SOURCE OF FUNDS
4
               AF, BK

--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|
5

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
6

               Delaware

--------------------------------------------------------------------------------
    NUMBER OF
     SHARES      7    SOLE VOTING POWER
  BENEFICIALLY
    OWNED BY              3,192,288
      EACH
    REPORTING  -----------------------------------------------------------------
     PERSON
      WITH       8    SHARED VOTING POWER

                          0
               -----------------------------------------------------------------

                 9    SOLE DISPOSITIVE POWER

                          3,192,288

               -----------------------------------------------------------------

                 10   SHARED DISPOSITIVE POWER

                          0

-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,192,288
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| 12

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13           17.05%

--------------------------------------------------------------------------------
       TYPE  OF REPORTING PERSON
14           OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 3 of 17 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Zell General Partnership, Inc.

--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) |_|
2                                                                        (B) |_|

--------------------------------------------------------------------------------
       SEC USE ONLY
3

--------------------------------------------------------------------------------
       SOURCE OF FUNDS
4
               AF, BK

--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|
5

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
6

               Illinois

--------------------------------------------------------------------------------
    NUMBER OF
     SHARES      7    SOLE VOTING POWER
  BENEFICIALLY
    OWNED BY              3,267,288
      EACH
    REPORTING  -----------------------------------------------------------------
     PERSON
      WITH       8    SHARED VOTING POWER

                          0
               -----------------------------------------------------------------

                 9    SOLE DISPOSITIVE POWER

                          3,267,288

               -----------------------------------------------------------------

                 10   SHARED DISPOSITIVE POWER

                          0

-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,267,288
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| 12

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13           17.45%

--------------------------------------------------------------------------------
       TYPE  OF REPORTING PERSON
14           CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 4 of 17 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Sam Investment Trust

--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) |_|
2                                                                        (B) |_|

--------------------------------------------------------------------------------
       SEC USE ONLY
3

--------------------------------------------------------------------------------
       SOURCE OF FUNDS
4
               AF, BK

--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|
5

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
6

               Illinois

--------------------------------------------------------------------------------
    NUMBER OF
     SHARES      7    SOLE VOTING POWER
  BENEFICIALLY
    OWNED BY              3,267,288
      EACH
    REPORTING  -----------------------------------------------------------------
     PERSON
      WITH       8    SHARED VOTING POWER

                          0
               -----------------------------------------------------------------

                 9    SOLE DISPOSITIVE POWER

                          3,267,288

               -----------------------------------------------------------------

                 10   SHARED DISPOSITIVE POWER

                          0

-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,267,288
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| 12

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13           17.45%

--------------------------------------------------------------------------------
       TYPE  OF REPORTING PERSON
14           OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 5 of 17 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Chai Trust Company, L.L.C.

--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) |_|
2                                                                        (B) |_|

--------------------------------------------------------------------------------
       SEC USE ONLY
3

--------------------------------------------------------------------------------
       SOURCE OF FUNDS
4
               AF, BK

--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|
5

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
6

               Illinois

--------------------------------------------------------------------------------
    NUMBER OF
     SHARES      7    SOLE VOTING POWER
  BENEFICIALLY
    OWNED BY              3,267,288
      EACH
    REPORTING  -----------------------------------------------------------------
     PERSON
      WITH       8    SHARED VOTING POWER

                          0
               -----------------------------------------------------------------

                 9    SOLE DISPOSITIVE POWER

                          3,267,288

               -----------------------------------------------------------------

                 10   SHARED DISPOSITIVE POWER

                          0

-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,267,288
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| 12

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13           17.45%

--------------------------------------------------------------------------------
       TYPE  OF REPORTING PERSON
14           OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 6 of 17 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               SZ Investments, LLC

--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) |_|
2                                                                        (B) |_|

--------------------------------------------------------------------------------
       SEC USE ONLY
3

--------------------------------------------------------------------------------
       SOURCE OF FUNDS
4
               AF, BK

--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|
5

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
6

               Delaware

--------------------------------------------------------------------------------
    NUMBER OF
     SHARES      7    SOLE VOTING POWER
  BENEFICIALLY
    OWNED BY              75,000
      EACH
    REPORTING  -----------------------------------------------------------------
     PERSON
      WITH       8    SHARED VOTING POWER

                          0
               -----------------------------------------------------------------

                 9    SOLE DISPOSITIVE POWER

                          75,000

               -----------------------------------------------------------------

                 10   SHARED DISPOSITIVE POWER

                          0

-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             75,000
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| 12

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13           0.40%

--------------------------------------------------------------------------------
       TYPE  OF REPORTING PERSON
14           OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 7 of 17 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Samstock, L.L.C.

--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) |_|
2                                                                        (B) |_|

--------------------------------------------------------------------------------
       SEC USE ONLY
3

--------------------------------------------------------------------------------
       SOURCE OF FUNDS
4
               AF, WC

--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|
5

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
6

               Delaware

--------------------------------------------------------------------------------
    NUMBER OF
     SHARES      7    SOLE VOTING POWER
  BENEFICIALLY
    OWNED BY              75,000
      EACH
    REPORTING  -----------------------------------------------------------------
     PERSON
      WITH       8    SHARED VOTING POWER

                          0
               -----------------------------------------------------------------

                 9    SOLE DISPOSITIVE POWER

                          75,000

               -----------------------------------------------------------------

                 10   SHARED DISPOSITIVE POWER

                          0

-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             75,000
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| 12

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13           0.40%

--------------------------------------------------------------------------------
       TYPE  OF REPORTING PERSON
14           OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 8 of 17 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CMH Investment Partnership LP

--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) |_|
2                                                                        (B) |_|

--------------------------------------------------------------------------------
       SEC USE ONLY
3

--------------------------------------------------------------------------------
       SOURCE OF FUNDS
4
               AF, BK

--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|
5

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
6

               Delaware

--------------------------------------------------------------------------------
    NUMBER OF
     SHARES      7    SOLE VOTING POWER
  BENEFICIALLY
    OWNED BY              2,330,132
      EACH
    REPORTING  -----------------------------------------------------------------
     PERSON
      WITH       8    SHARED VOTING POWER

                          0
               -----------------------------------------------------------------

                 9    SOLE DISPOSITIVE POWER

                          2,330,132

               -----------------------------------------------------------------

                 10   SHARED DISPOSITIVE POWER

                          0

-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,330,132
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| 12

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13           12.44%

--------------------------------------------------------------------------------
       TYPE  OF REPORTING PERSON
14           PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 9 of 17 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Craig M. Hatkoff

--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) |_|
2                                                                        (B) |_|

--------------------------------------------------------------------------------
       SEC USE ONLY
3

--------------------------------------------------------------------------------
       SOURCE OF FUNDS
4
               AF, BK

--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|
5

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
6

               United States of America

--------------------------------------------------------------------------------
    NUMBER OF
     SHARES      7    SOLE VOTING POWER
  BENEFICIALLY
    OWNED BY              2,494,164
      EACH
    REPORTING  -----------------------------------------------------------------
     PERSON
      WITH       8    SHARED VOTING POWER

                          0
               -----------------------------------------------------------------

                 9    SOLE DISPOSITIVE POWER

                          2,494,164

               -----------------------------------------------------------------

                 10   SHARED DISPOSITIVE POWER

                          0

-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,494,164
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| 12

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13           13.22%

--------------------------------------------------------------------------------
       TYPE  OF REPORTING PERSON
14           IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 10 of 17 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               JRK Investment Partnership LP

--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) |_|
2                                                                        (B) |_|

--------------------------------------------------------------------------------
       SEC USE ONLY
3

--------------------------------------------------------------------------------
       SOURCE OF FUNDS
4
               AF, BK

--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|
5

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
6

               Delaware

--------------------------------------------------------------------------------
    NUMBER OF
     SHARES      7    SOLE VOTING POWER
  BENEFICIALLY
    OWNED BY              2,330,132
      EACH
    REPORTING  -----------------------------------------------------------------
     PERSON
      WITH       8    SHARED VOTING POWER

                          0
               -----------------------------------------------------------------

                 9    SOLE DISPOSITIVE POWER

                          2,330,132

               -----------------------------------------------------------------

                 10   SHARED DISPOSITIVE POWER

                          0

-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,330,132
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| 12

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13           12.44%

--------------------------------------------------------------------------------
       TYPE  OF REPORTING PERSON
14           PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 11 of 17 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               John R. Klopp

--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) |_|
2                                                                        (B) |_|

--------------------------------------------------------------------------------
       SEC USE ONLY
3

--------------------------------------------------------------------------------
       SOURCE OF FUNDS
4
               AF, BK

--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|
5

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
6

               United States of America

--------------------------------------------------------------------------------
    NUMBER OF
     SHARES      7    SOLE VOTING POWER
  BENEFICIALLY
    OWNED BY              2,637,355
      EACH
    REPORTING  -----------------------------------------------------------------
     PERSON
      WITH       8    SHARED VOTING POWER

                          0
               -----------------------------------------------------------------

                 9    SOLE DISPOSITIVE POWER

                          2,637,355

               -----------------------------------------------------------------

                 10   SHARED DISPOSITIVE POWER

                          0

-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,637,355
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| 12

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13           13.93%

--------------------------------------------------------------------------------
       TYPE  OF REPORTING PERSON
14           IN

--------------------------------------------------------------------------------

----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 12 of 17 Pages
----------------------                                    ----------------------



        This Amendment No. 7 to Schedule 13D is filed by the Reporting Persons (as defined below) pursuant to rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 7 to Schedule 13D amends and supplements:

          o the Schedule 13D, dated July 15, 1997, as filed with the Securities and Exchange Commission (the "SEC") on July 25, 1997, as amended by

          o Amendment No. 1, as filed with the SEC on December 22, 1997, as amended by

          o Amendment No. 2, as filed with the SEC on July 2, 1998, as amended by

          o Amendment No. 3, as filed with the SEC on August 19, 1999, as amended by

          o Amendment No. 4, as filed with the SEC on September 30, 1999, as amended by

          o Amendment No. 5, as filed with the SEC on February 2, 2000, as amended by

          o Amendment No. 6, as filed with the SEC on May 23, 2000 (together with the original Schedule as previously amended, the "Schedule 13D").

         The Reporting Persons are:

          (i) Veqtor Finance Company, L.L.C., a Delaware limited liability company ("VFC");

          (ii)    Samstock, L.L.C, a Delaware limited liability company
                  ("Samstock");

          (iii) SZ Investments, LLC, a Delaware limited liability company and the sole member of Samstock ("SZI");

          (iv) Zell General Partnership, Inc., an Illinois corporation and the sole managing member of SZI and the sole managing member of VFC ("Zell GP");

          (v) the Sam Investment Trust, a trust formed under Illinois law and the sole stockholder of Zell GP ("Sam Trust");

          (vi) Chai Trust Company, L.L.C., an Illinois limited liability company and the trustee of Sam Trust ("Chai")

          (vii) CMH Investment Partnership LP, a Delaware limited partnership ("Hatkoff LP")

----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 13 of 17 Pages
----------------------                                    ----------------------



          (viii) Mr. Craig M. Hatkoff, a citizen of the United States and the general partner of Hatkoff LP ("Hatkoff");

          (ix) JRK Investment Partnership LP, a Delaware limited partnership ("Klopp LP"); and

          (x) Mr. John R. Klopp, a citizen of the United States and the general partner of Klopp LP ("Klopp" and, collectively with VFC, Samstock, SZI, Zell GP, Sam Trust, Chai, Hatkoff LP, Hatkoff and Klopp LP, the "Reporting Persons").

        The original schedule reported beneficial ownership of class A common shares of beneficial interest, $1.00 par value (the "Class A Common Shares"), in Capital Trust, a California business trust. As reported in Amendment No. 3 to schedule 13D, Capital Trust has been reorganized into Capital Trust, Inc., a Maryland corporation and each Class A Common Share has been converted into one share of class A common stock, par value $0.01 per share, of Capital Trust, Inc. This statement therefore now relates to the shares of class A common stock, par value $0.01 per share ("Class A Common Stock"), of Capital Trust, Inc. (hereinafter the "Issuer"), whose principal office is located at 410 Park Avenue, 14th Floor, New York, New York 10022. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

        Item 5 is amended as follows:

        (a) and (b) The aggregate percentage of shares of Class A Common Stock reported beneficially owned by the Reporting Persons as of the date of filing of this Amendment No. 7 to the Schedule 13D is based upon 18,727,731 shares of Class A Common Stock issued and outstanding as of August 13, 2001 as reported in the Issuer's report on Form 10-Q for the fiscal year ended on June 30, 2001, as filed on August 14, 2001. The Reporting Persons as a group beneficially own 8,398,807 shares of Class A Common Stock, including (i) 8,044,441 outstanding shares of Class A Common Stock; and (ii) 354,366 shares of stock issuable upon exercise or conversion of outstanding stock options and stock units. The foregoing shares represent approximately 44.01% of the outstanding shares of Class A Common Stock (calculated in accordance with Rule 13d-3(d)(1)).

        VFC holds of record and thereby directly beneficially owns and has the sole direct power to vote and dispose of 3,192,288 outstanding shares of Class A Common Stock (the "VFC Reported Shares"). Chai, Sam Trust and Zell GP each have the sole indirect power to vote and dispose of the VFC Reported Shares. Samstock directly beneficially owns and has the sole direct power to vote and dispose of 75,000 shares of Class A Common Stock ("Samstock Reported Shares"). Chai, Sam Trust, Zell GP and SZI each have the sole indirect power to vote and dispose of the Samstock Reported Shares. Hatkoff LP holds of record and thereby directly beneficially owns and has the sole power to vote and dispose of 2,330,132 outstanding shares of Class A Common Stock (the "Hatkoff LP Reported Shares"). Hatkoff has the sole indirect power to vote or dispose of the Hatkoff LP Reported Shares. Hatkoff beneficially owns and has

----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 14 of 17 Pages
----------------------                                    ----------------------



the sole power to vote and dispose of 18,000 outstanding shares of Class A Common Stock. Hatkoff beneficially owns and will have the sole power to vote and dispose of 146,032 shares of Class A Common Stock issuable upon the exercise of options to purchase and stock units to obtain shares of Class A Common Stock that are, or become within 60 days, vested and exercisable. Klopp LP holds of record and thereby directly beneficially owns and has the sole power to vote and dispose of 2,330,132 outstanding shares of Class A Common Stock (the "Klopp LP Reported Shares"). Klopp has the sole indirect power to vote or dispose of the Klopp LP Reported Shares. Klopp beneficially owns and has the sole power to vote and dispose of 10,000 outstanding shares of Class A Common Stock. Klopp holds of record and thereby directly beneficially owns and has the sole power to vote 88,889 outstanding shares of Class A Common Stock subject to a restricted stock grant. Klopp beneficially owns and will have the sole power to vote and dispose of 208,334 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock that are, or become within 60 days, vested and exercisable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.
           ---------------------------------------------------------------------

        Item 6 is amended and supplemented by adding the following:

        On March 8, 2000, pursuant to the Venture Agreement, the Issuer issued a stock purchase warrant to purchase 4,250,000 shares of Class A Common Stock which was ultimately transferred to Limited REMI I (the "Limited REMI I Warrant"). In addition, on April 9, 2001, May 29, 2001 and August 7, 2001, pursuant to the Venture Agreement, the Issuer issued stock purchase warrants to purchase, in the aggregate, 4,278,467 shares of Class A Common Stock which were ultimately transferred to General REMI II (the "General REMI II Warrants" and, together with the Limited REMI I Warrant, the "Warrants"). The Warrants were issued in connection with the organization and capitalization of CT Mezzanine Partners I LLC and CT Mezzanine Partners II LP ("Fund"), the first two Mezzanine Funds sponsored pursuant to the Venture Agreement.

        As described in Item 6 to Amendment No. 6 to Schedule 13D, (a) each of
(i) VFC, (ii) Samstock, (iii) Klopp and Klopp LP and (iv) Hatkoff and Hatkoff LP separately entered into a stockholder approval agreement with General REMI II governing the voting of Class A Common Stock held by each such Reporting Person signatory thereto and (b) VFC, Samstock, Klopp, Klopp LP, Hatkoff and Hatkoff LP entered into a single stockholder voting and lock-up agreement with General REMI II governing the voting and disposal of Class A Common Stock held by each such Reporting Person signatory thereto. General REMI II and certain of its affiliates, including Limited REMI I, controlling or under common control with General REMI II reported aggregate beneficial ownership of 8,528,467 shares of Class A Common Stock issuable upon the exercise of the currently exercisable Warrants. Such shares represent 31.3% of the outstanding shares of Class A Common Stock (calculated in accordance with Rule 13d-3(d)(1)). The Reporting Persons disclaim beneficial ownership of any shares of Class A Common Stock beneficially owned by General REMI II and its affiliates. General REMI II and its affiliates have disclaimed beneficial ownership of any shares of Class A Common Stock held by the Reporting Persons.

----------------------                                    ----------------------
CUSIP No. 14052H100                                          Page 15 of 17 Pages
----------------------                                    ----------------------



        On July 31, 2001, General REMI II granted Hatkoff and Hatkoff LP a waiver of the lock-up provisions of the stockholder voting and lock-up agreement to which they were a party with General REMI II (the "Waiver") and Hatkoff and Hatkoff LP entered into an agreement with General REMI II and CT-F2-GP pursuant to which it was agreed that Hatkoff shall be deemed to have resigned from the management committee of the general partner of the Fund II upon the sale or transfer of shares of Class A Common Stock by Hatkoff and Hatkoff in excess of what would otherwise be permitted if the foregoing lock-up restrictions remained in full force and effect (the "Agreement"). A copy of the Waiver and the Agreement are attached hereto as Exhibits 1 and 2 respectively, and are incorporated herein by reference.

        On December 29, 2000, unvested stock options to purchase an aggregate of 133,333 shares of Class A Common Stock were terminated in accordance with the Issuer's incentive stock plan upon Hatkoff's resignation as an officer and employee of the Issuer.

        On February 1, 2001, pursuant to the Issuer's incentive stock plan, Klopp was granted a stock option to purchase 100,000 shares of Class A Common Stock which vests and becomes exercisable in equal one third increments on the first, second and third anniversaries of the grant date. On February 1, 2001, pursuant to the Issuer's incentive stock plan, Klopp was granted a restricted stock award of 88,889 shares of Class A Common Stock which vests in equal one third increments on the first, second and third anniversaries of the date of grant. On March 31, 2001, June 30, 2001 and September 30, 2001, pursuant to the Issuer's incentive stock plan, Hatkoff was granted stock units which are immediately vested and convertible into 1,709, 1,404 and 1,252 shares of Class A Common Stock, respectively.

        To the best of knowledge of the Reporting Person, except as described in this amendment and supplement to Item 6, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the period which commenced sixty days prior to the date of the event which triggered the filing of this Amendment No. 7 to Schedule 13D and ends on the date of the filing of this Amendment No. 7 to Schedule 13D.

Item 7.    Materials to be Filed as Exhibits.
           ---------------------------------


        ------------------------------------------------------------------------
        Exhibit No.         Description
        ------------------------------------------------------------------------
        1.                  Waiver Letter, dated as of July 31, 2001, by
                            Travelers General Real Estate Mezzanine Investments
                            II, LLC, as agreed and acknowledged by Craig M.
                            Hatkoff and CMH Investment Partnership LP.
        ------------------------------------------------------------------------
        2.                  Agreement, dated as of July 31, 2001, by and among
                            Travelers General Real Estate Mezzanine Investments
                            II, LLC, CT-F2-GP, LLC, Craig M. Hatkoff and CMH
                            Investment Partnership LP.
        ------------------------------------------------------------------------


                  [REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.


                                            Veqtor Finance Company, L.L.C.
                                            By:  Zell General Partnership, Inc.,
                                                 its managing member


                                                 By:/s/ Donald J. Liebentritt
                                                    -------------------------
                                                     Name:
                                                     Title:

                                            Samstock, L.L.C.


                                            By:/s/ Donald J. Liebentritt
                                               -------------------------
                                               Name:
                                               Title:

                                            SZ Investments, LLC


                                            By:/s/ Donald J. Liebentritt
                                               -------------------------
                                               Name:
                                               Title:

                                            Zell General Partnership, Inc.


                                            By:/s/ Donald J. Liebentritt
                                               -------------------------
                                               Name:
                                               Title:

                                            Sam Investment Trust
                                            By:  Chai Trust Company, L.L.C.,
                                                 trustee


                                                 By:/s/ Donald J. Liebentritt
                                                    -------------------------
                                                    Name: Donald J. Liebentritt
                                                    Title: Vice President

                                            Chai Trust Company, L.L.C.


                                            By:/s/ Donald J. Liebentritt
                                               -------------------------
                                               Name: Donald J. Liebentritt
                                               Title: Vice President

                                            CMH Investment Partnership LP
                                            By:  Craig M. Hatkoff, its general
                                                 partner

                                                 /s/ Craig M. Hatkoff
                                                 -----------------------------
                                                 Name:
                                                 Title:

                                            CRAIG M. HATKOFF

                                            /s/ Craig M. Hatkoff
                                            --------------------------------


                                            JRK Investment Partnership LP
                                            By:  John R. Klopp, its general
                                                 partner

                                                 /s/ John R. Klopp
                                                 -----------------------------

                                            JOHN R. KLOPP

                                            /s/ John R. Klopp
                                            --------------------------------

                                                                   Exhibit No. 1



                                     WAIVER

Mr. Craig M. Hatkoff
One West 72nd Street, Apt. 84
New York, New York 10023

CMH Investment Partnership LP
c/o Mr. Craig M. Hatkoff
One West 72nd Street, Apt. 84
New York, New York 10023
Attn: Craig M. Hatkoff

Dear Mr. Hatkoff:

         This letter serves to confirm the agreement of Travelers General Real Estate Mezzanine Investments II, LLC, a Delaware limited liability company ("General REMI II ") with you regarding that certain stockholder voting and lock-up agreement, dated as of March 8, 2000, by and among you, General REMI II, and the other holders of capital stock of Capital Trust, Inc., a Maryland corporation ("CT"), signatory thereto (the "Lock-Up Agreement").

         You have informed General REMI II that you wish to be released from your obligations under Section 4 of the Lock-Up Agreement which operates to restrict your ability to transfer CT capital stock owned by you.

         This will confirm that General REMI II hereby waives it rights under and releases and forever discharges you from all obligations and liabilities, existing and/or arising, directly or indirectly, out of, Section 4 of the Lock-Up Agreement, provided that, you shall have first entered in that certain agreement with CT-F2-GP LLC, a Delaware limited liability company and wholly owned subsidiary of CT, and General REMI II in the form attached hereto as Exhibit A, whereupon the foregoing waiver shall be in full force and effect.

         Except as expressly waived hereby, each and every term, covenant and condition of the Lock-Up Agreement shall continue in full force and effect.

         This waiver shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the provisions, policies or principles thereof relating to choice or conflict of laws.

         General REMI II has duly executed this waiver as of July 31, 2001.

                                         Travelers General Real Estate Mezzanine
                                         Investments II, LLC

                                         By:/s/ Michael Watson
                                            --------------------------------
                                            Name:  Michael Watson
                                            Title: Vice President

Agreed and Acknowledged


/s/ Craig M. Hatkoff
----------------------
Craig M. Hatkoff

CMH Investment Partnership LP

By:/s/ Craig M. Hatkoff
   ---------------------
Name:  Craig M. Hatkoff
Title: General Partner

                                                                   Exhibit No. 2



                                    AGREEMENT

         This Agreement (this "Agreement") is entered into this 31st day of July, 2001, by and among Travelers General Real Estate Mezzanine Investments II, LLC, a Delaware limited liability company ("General REMI II"), CT-F2-GP, LLC, a Delaware limited liability company ("CT-F2"), CMH Investment Partnership LP, a Delaware limited partnership ("CMH"), and Craig M. Hatkoff, an individual ("Hatkoff").

         WHEREAS, General REMI II, CMH, Hatkoff and certain other holders of shares of class A common stock, par value $.01 per share ("CT Common Stock"), of Capital Trust, Inc., a Maryland corporation ("CT"), signatory thereto, entered into that certain stockholder voting and lock-up agreement, dated as of March 8, 2000 ( the "Lock-Up Agreement"), pursuant to which, among other things, CMH and Hatkoff agreed to the imposition of certain restrictions upon their ability to transfer their respective shares of CT Common Stock;

         WHEREAS, General REMI II and CT-F2 entered into an amended and restated limited liability company agreement of CT MP II LLC, effective as of March 30, 2001, which amended and restated the original limited liability company agreement of CT MP II LLC, dated as of March 8, 2000, by and between the General REMI II and CT-F2 (the "LLC Agreement"); pursuant to which, among other things, CT-F2 designated Hatkoff as one of its two representatives on the Management Committee (as defined in the LLC Agreement) of CT MP II LLC;

         WHEREAS, General REMI II, simultaneously herewith has executed and delivered to CMH and Hatkoff a written waiver (the "Waiver"), pursuant to which CMH and Hatkoff will be released of their respective obligations under Section 4 of the Lock-Up Agreement on the condition that CMH and Hatkoff shall have first entered into this Agreement.

         NOW, THEREFORE, in consideration of the agreements and obligations set forth herein, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

         1. If at any time, CMH and Hatkoff, individually or together in the aggregate, shall sell or transfer a number of shares of CT Common Stock in excess of the numbers of shares that they would otherwise be permitted to transfer or sell pursuant to Section 4(b) of the Lock-Up Agreement assuming
Section 4 of the Lock-Up Agreement remained in full force and effect, then General REMI II may in its discretion elect to have Hatkoff resign or be terminated from his position as a member of the Management Committee (the "Removal Election"). If General REMI II shall make the Removal Election, it shall so notify Hatkoff and CT-F2 in writing. Upon receipt of the foregoing notice, Hatkoff shall be deemed to have resigned from his position as a member of the Management Committee without any further action on his part or any other person and

CT-F2 shall thereafter be prohibited from designating Hatkoff as a representative of CT-F2 to serve on the Management Committee.

         2. Subject to Section 1 above, CT-F2 shall retain its right under
Section 5.2(b) of the LLC Agreement to designate two (2) representatives to serve on the Management Committee without restriction hereunder.

         3. Nothing herein shall be held to alter, vary or otherwise affect the terms, conditions and provisions of the LLC Agreement, the Lock-Up Agreement and the Waiver, other than as contemplated herein.

         4. This Agreement shall be effective as of the date hereof.

         5. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the provisions, policies or principles thereof relating to choice or conflict of laws.

         6. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.



                            [Signature Page Follows]

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first stated above.



                                       Travelers General Real Estate Mezzanine
                                       Investments II, LLC


                                       By:/s/ Michael Watson
                                          --------------------------------
                                            Name: Michael Watson
                                            Title: Vice President


                                       CT-F2-GP, LLC


                                       By:/s/ Edward L. Shugrue III
                                          --------------------------------
                                             Name: Edward L. Shugrue III
                                             Title: Chief Financial Officer and
                                                    Treasurer


                                       CMH Investment Partnership LP


                                       By:/s/ Craig M. Hatkoff
                                          --------------------------------
                                             Name: Craig M. Hatkoff
                                             Title: General Partner


                                       /s/ Craig M. Hatkoff
                                       ------------------------------
                                       CRAIG M. HATKOFF


                                       3